SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 5th February 2009
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: February 5th 2009	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

PRESS RELEASE
Issued: Thursday, 5th February 2009, London, U.K.
Unaudited Preliminary Results Announcement for the year ended 31st December 2008
GSK delivers EPS of 104.7p before major restructuring Dividend increased 8% to 57p
Results before major restructuring* (formerly ‘business performance’)

	2008	Growth		Q4 2008	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	24,352	(3)	7	6,910	(3)	16
Earnings per share	104.7p	(9)	6	26.7p	(23)	9
Total results

	2008	Growth		Q4 2008	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	24,352	(3)	7	6,910	(3)	16
Restructuring charges	1,118			524
Earnings per share	88.6p	(21)	(6)	19.3p	(40)	(2)
The full results are presented under ‘Income Statement’ on pages 11 and 16.

*	For an explanation of the measure ‘results before major restructuring’, see page 10.

Summary
•	EPS before major restructuring -9% CER, up 6% in sterling terms
-	excluding previously announced Q4 legal charge of £278 million, 2008 EPS 109.3p -6% CER as expected

-	net cash inflow from operating activities £7.3 billion up 19% in sterling terms
•	Early progress to globalise and diversify
-	Emerging Markets sales up 12% in 2008; 4 transactions executed

-	vaccines sales £2.5 billion up 15% aided by Cervarix and Rotarix

-	consumer brand acquisitions, including Biotene; EU approval of alli in January 2009
•	Sustained pipeline progress from discovery to approval:
-	12 products launched in 2008, including Promacta, Tyverb, Rotarix and Kinrix

-	17% of FDA approvals for NCEs and new vaccines in 2008

-	US filing of pazopanib and phase III start for Syncria announced today

-	more than 10 key products currently filed with regulators worldwide

-	30 assets in late-stage development

-	70 internal and external drug discovery engines
•	Existing restructuring programme expanded
-	pre-tax annual savings increased from £0.7 billion to £1.7 billion by 2011

-	pre-tax charges increased from £1.5 billion to £3.6 billion

-	savings in 2009 mitigate expected decline to gross margin due to product mix changes and support further investment behind strategic priorities

Outlook
Andrew Witty, CEO said: “2008 marked a turning point for GSK and those factors which impacted our performance, in particular declines in Avandia sales, are now starting to reduce. 2008 also saw the first steps towards a radical transformation of our business model. We enter 2009 with confidence and expect to make further good progress in implementing our strategic priorities that will enable us to meet our long-term objective of reducing risk and delivering sustainable growth to shareholders.”

1

PRESS RELEASE
Chief Executive Officer’s Review
I am pleased with the response of the business to what we always knew would be a challenging year in 2008, due to the adverse impact of significant US patent expiries and declines in Avandia sales. As we forecasted, these factors led to a decline in earnings per share for the year, which was compounded by an unexpected legal charge in the fourth quarter.
2008 was a turning point for GSK and we are now in a pivotal period of change as we redefine our business model to increase sales growth, reduce risk and deliver long-term sustainable financial performance to shareholders.
The expansion of our restructuring programme, announced today, is a vital catalyst of this strategy. It will radically change GSK’s business model and savings from this programme will be used to support our strategic priorities.
Going forward, we are also making an important change to the way we communicate with shareholders and are no longer providing specific short-term numerical earnings guidance. This change in approach is not connected to performance, rather it should be seen as a strong signal that we are focused on implementing our strategic priorities. Successful implementation of these priorities will enable us to deliver long-term, sustainable financial performance; and we believe that this is where our dialogue with investors and analysts should be based.
GSK’s strategic priorities are:
•	Grow a diversified global business
•	Deliver more products of value
•	Simplify GSK’s operational model
We will regularly report our progress against these priorities and I look forward to doing so during 2009.
Grow a diversified global business
The performance of our ‘core’ pharmaceuticals business and the increasing diversification of its sales base are important indicators of GSK’s progress.

In 2008, if we exclude genericised products, Avandia and pandemic products (which have significant sales volatility) the remaining pharmaceuticals business delivered £16.4 billion in sales and grew 10% in CER terms.
I was especially pleased to see the contribution to sales of new products, another important measure of progress.
Last year we supplemented the ‘class of 2007’ with the ‘class of 2008’ and launched 12 pharmaceutical products and vaccines. We are now starting to see good traction with all of these products and they contributed almost £800 million to 2008 sales.
It is also worth noting that GSK secured 17% of FDA approvals for new NCEs and vaccines, last year. In an environment where declining R&D productivity for pharmaceutical companies is of increasing concern, I believe that this level of innovation is very promising. This ‘share’ of FDA approvals is also more than double our share of the US market.
Over the course of the last 6 months, I have spent a lot of time in the USA. Clearly there are some very interesting dynamics at play in this market and, more than ever before, a real need to demonstrate value.
The US pharmaceuticals business remains a very important part of our future, and we have a strong base business on which to build, including Advair, which last year performed well and returned to volume growth in the second half.

Issued: Thursday, 5th February 2009, London, U.K.	2

PRESS RELEASE
Inside our US pharmaceuticals business we have initiated a major change programme. We are changing our historic salesforce structures, to resource key growth areas such as vaccines and oncology, and to rescale in primary care, where industry saturation of pharmaceutical representatives is now evident.
We are refocusing marketing to demonstrate value to payers by increasing communication of patient health outcomes and compliance benefits. We are also looking at new product offerings that focus on volume opportunities. ReliOn Ventolin, for example, which we are selling through Wal-Mart, is the lowest priced albuterol inhaler available in any retail pharmacy in the United States.
I am confident that we are making the necessary changes to be successful in this market. I also want GSK to develop a constructive working relationship with the new administration, to help improve access to medicines and demonstrate their value through better patient compliance and innovative pricing approaches.
In Emerging Markets, sales for 2008 grew 12% to £2.3 billion and we are moving fast to build critical mass. So far, we have executed 4 transactions to build a broader and more geographic diverse portfolio that is capable of accessing multiple price points and addressing patient needs.
When completed, acquisitions of multiple new brands from BMS and UCB will add more than £150 million of new sales to GSK’s Emerging Markets business and we have increased our market share leadership of the MENA region, notably in Egypt where we increased market share from 6% to 9% and Pakistan from 11% to 13%. As a result of our alliance with Aspen Pharmaceuticals, we have already selected the first products for regulatory review, with the first submission expected this quarter.
A key indicator of progress in these markets will be their contribution to GSK’s overall sales and growth.
Financial efficiency is also intrinsic to the investments we are making here. In essence, through the deals we have executed we have added new profit flows to our existing infrastructure by acquiring these brands with minimal additional fixed costs.
In Japan, we are now moving into a phase of converting our extensive pipeline into approved medicines. For example, with recent approvals for use of Adoair in COPD and paediatric patients with asthma we are building on our position as the market leader in respiratory; and we are set to gain share in neurological products with the recent launch of Lamictal, for epilepsy.
In 2008, mandatory government price cuts adversely impacted our overall sales growth. Nevertheless, representing close to 10% of pharmaceutical industry sales, and with around 40 new product opportunities in development, Japan is a key market for GSK investment and growth.
It is also important that we capitalise on our dynamic vaccines pipeline. Last year, GSK secured 2 FDA approvals for new vaccines. This demonstrated our innovation and heritage in biologics by delivering a new multi-component vaccine, Kinrix, and an entirely new vaccine, Rotarix, to prevent rotavirus. Worldwide, Rotarix sold £167 million and grew 71% in 2008.
A second wave of new vaccine opportunities is not far behind. In the USA, we are on track to submit new data for Cervarix to the FDA during the first half of this year. Whilst in Europe, I was very pleased to see last month a positive opinion granted for Synflorix, a new, highly competitive vaccine to protect infants against pneumococcal disease.
Synflorix, like Cervarix, is a strong new addition to our European vaccine portfolio, which last year grew more than 25% and contributed over £1 billion in sales. These two vaccines are at the vanguard of preventative healthcare.

Issued: Thursday, 5th February 2009, London, U.K.	3

PRESS RELEASE
In similar fashion, Prepandrix, our pre-pandemic vaccine was the first vaccine to be approved for this use in Europe. We continue to work with governments around the world to assist them in their preparations for managing a possible influenza pandemic.
Sales of pre-pandemic products were lower than 2007, reflecting the variable timings of tender orders from governments. In 2009, we expect to see further orders from governments, the most recent being from the UK government, which last week announced its intention to double and further diversify its anti-virals stockpile, by purchasing more than 10 million treatment courses of Relenza.
In Consumer Healthcare, we are starting to see the fruits of our investment into innovation, acquisitions and marketing excellence.
I continue to believe that the potential of this business is significant and we will be viewing gains in market share as key indicators of our strategic progress.
We have multiple new sales opportunities, including the launch of alli, across Europe this year. This is the first time the European Commission has re-classified a medicine from a prescription only status to use as an OTC product, and I am particularly proud of the regulatory team at GSK who made this happen.
We have vital brand innovation capability, last year producing more than 10 new brand extensions to products such as Panadol, Aquafresh and Lucozade.
We have geographic scale to leverage both existing and newly acquired brands. In 2007, BreatheRight was available in 7 markets. It is now available in 57 and we expect to launch it in another 20 markets in 2009.
These are all sources of competitive advantage for GSK and we are investing across all areas of this business to grow sales. The acquisition of Biotene, for our oral care franchise, and proposed acquisition of Alvedon for our OTC pain management business, are some initial positive steps in this regard.
Of course, we are closely monitoring any potential impact to this business resulting from the economic downturn. Undoubtedly, many market categories are experiencing lower retail purchases. However, almost all of GSK’s brands were strengthened in 2008, with Sensodyne, Aquafresh, alli and Panadol all outperforming their respective categories in market share terms.
Our strategy is to maintain levels of A&P investment to drive growth in market share and innovate our brands and ensure our value for money proposition remains as strong as ever.
In the USA specifically, our Consumer Healthcare performance last year was not satisfactory, and this is largely attributable to our smoking cessation franchise. We have taken action to address this including a programme to reduce costs and refocus the business on delivering growth. We will also be increasing the use of global innovations and the marketing model that has proven successful in other markets around the world. I am confident that we will see better performance in 2009.
Deliver more products of value
We currently have more than ten key new products filed with regulators in the USA, Europe and Japan, including two innovative oncology products: ofatumumab, filed last week and pazopanib, which we announced today.
These two assets will be clear examples of what I mean by delivering more products of value. We expect they will offer meaningful improvements to patients in both tolerability and efficacy and we are committed to ensuring that we listen to payers to ensure that these medicines are successfully reimbursed.

Issued: Thursday, 5th February 2009, London, U.K.	4

PRESS RELEASE
It is clear to me that GSK’s R&D productivity has improved significantly. It is equally clear that we must relentlessly seek to neutralise the ‘cyclicality’ of R&D and produce a regular flow of assets. A key measure of our success will be the number of reimbursable filings and approvals secured by GSK.
We now have a late-stage pipeline of around 30 assets, and this is the sort of level we aim to sustain. This is also another key measure of our R&D progress.
In the last 12 months, we have added 6 new assets into our phase III pipeline, including most recently, darapladib for atherosclerosis. We have also announced today our intention to start phase III trials in the next few weeks for Syncria, a potential new treatment for type II diabetes.
We are increasing investment in multiple types of new vaccines, such as new paediatric vaccines to prevent meningitis, and a new generation flu vaccine for the elderly population. Developing therapeutic vaccines is also a key priority for GSK. Our MAGE-3 vaccine, is making good progress and last year we signed an exclusive licensing deal with AFFiRiS to develop two Alzheimer’s disease vaccines, currently in phase I development.
As I have said before, disciplined allocation of our investment capital is a key element of our R&D strategy. The augmentation of our late-stage pipeline, over the last few years, has been accomplished without substantial increases in total R&D expenditure. Our goal is to sustain this activity and efficiency.
We must also be efficient in drug discovery. More than 35% of discovery projects have been terminated following our therapy area rebalancing exercise and reviews by the new Drug Discovery Investment Board. As part of the same process, all of our 35 Discovery Performance Units (DPUs) now have 3-year funding in place to develop their projects.
We are also balancing R&D risk and expenditure through increased externalisation. In the last year, we completed or expanded 21 transactions related to our drug discovery operations, including the recent acquisition of Genelabs.
Beyond corporations, I also see externalisation as a vital link to working more closely with academia. In 2008, for example we embedded GSK staff in the laboratories of the Harvard Stem Cell Institute; and handed over pipeline assets for development to the University of Cambridge.
Altogether, GSK has a significant mass of discovery capability, with around 70 different discovery engines working either inside or outside of the company. This is very important to our future as we further diversify our small molecule product portfolio.
Simplify GSK’s operating model
We are making good progress to simplify our business and appropriately scale the company for the next few years.
Having conducted a series of business reviews, we have expanded our restructuring programme and now expect to realise pre-tax total annual savings of £1.7 billion by 2011, with related pre-tax charges of £3.6 billion. The charges are phased approximately 40% to 31st December 2008, 35% in 2009, 20% in 2010, with the balance mostly in 2011. In total, approximately 75% will be cash expenditures and 25% will be accounting write-downs.
This represents incremental pre-tax savings of £1 billion, phased with approximately £450 million expected in 2009, £700 million in 2010 and rising to £1 billion in 2011. Incremental pre-tax charges for the expanded programme are expected to be £2.1 billion, with the majority of costs incurred by 2011.

Issued: Thursday, 5th February 2009, London, U.K.	5

PRESS RELEASE
This cost versus annual savings ratio represents a good financial return on our investment. The savings will help to improve the productivity and effectiveness of our operations. In 2009, savings from restructuring will mitigate the decline we expect to our gross margin due to product mix changes with a higher percentage of sales generated from vaccines, Consumer Healthcare and Emerging Markets, and support further investment behind our strategic priorities.
We are very conscious of the effect this programme will inevitably have on our employees and if options exist where we can achieve our financial goals and preserve jobs we will do everything we can to do so. Where no other option aside from redundancy exists, we will support those employees affected in every way we can.
In line with previous practice we will not be providing targets for job reductions and we will announce restructuring outcomes once employees, relevant works councils and trade unions have been consulted and informed.
We are also simplifying our organisation and improving alignment. This is becoming evident through many different programmes and initiatives, including a comprehensive programme to reduce our IT costs, through which we have established a new online service with Microsoft to integrate collaborative tools. This will produce financial savings and improve our collaboration and productivity.
We are also looking for financial efficiencies and in September started a programme to reduce our working capital. This has successfully delivered underlying cash flow benefits of more than £500 million, which we are using to invest in our strategic priorities.
Financial strategy
Our financial strategy remains to maintain an efficient balance sheet, and use cash resources to invest in our strategic priorities and increase returns to shareholders through our progressive dividend policy.
The dividend for 2008 increased by 8% to 57p (53p in 2007).

In 2008, we completed share repurchases of £3.7 billion and we do not expect to make any significant repurchases in 2009.
Cash generation remains strong, with net cash inflow from operating activities of £7.3 billion for 2008, up 19% in sterling terms.
Outlook
2008 marked a turning point for GSK and those factors which impacted our performance, in particular declines in Avandia sales, are now starting to reduce. 2008 also saw the first steps towards a radical transformation of our business model. We enter 2009 with confidence and expect to make further good progress in implementing our strategic priorities that will enable us to meet our long-term objective of reducing risk and delivering sustainable growth to shareholders.
Finally, I would especially like to recognise the enormous contribution of our employees and our wide network of partners and suppliers. Their willingness, energy and enthusiasm for change are strong foundations on which to build GSK’s new future business model.
Andrew Witty
Chief Executive Officer

Issued: Thursday, 5th February 2009, London, U.K.	6

PRESS RELEASE
Trading Update
Turnover and key product movements impacting turnover growth for the year Total pharmaceutical turnover declined 3% for the year to £20.4 billion, driven largely by US performance (-11% to £8.9 billion) which was impacted by expected generic competition to several mature brands and further declines in Avandia sales. Sales in Asia Pacific fell 1% to £1.9 billion, reflecting the impact of pharmaceutical price cuts in Japan. These declines were partly offset by growth in Europe (+3% to £6.5 billion) and Emerging Markets (+12% to £2.3 billion).
Sales of Seretide/Advair for asthma and COPD rose 8% to £4.1 billion. In the USA, Advair sales rose 6% to £2.2 billion, with a return to volume growth in the second half of the year. In Europe, sales increased by 4% to £1.4 billion. Advair performance was particularly strong in Emerging Markets (+26% to £215 million) and Japan where sales of the product more than doubled to £83 million.
Strong pharmaceutical sales performances included Valtrex for herpes (+16% to £1.2 billion), Lovaza for very high triglycerides, which was acquired from Reliant Pharmaceuticals in 2007, (£290 million +71% on a pro forma basis) and Vaccines (+15% to £2.5 billion). Within the vaccines portfolio, there were strong performances from Hepatitis vaccines (+14% to £665 million) and combination paediatric vaccines Infanrix/Pediarix (+12% to £682 million). Rotarix rose 71% to £167 million, largely driven by government tender orders in Latin America and the launch of the product in the USA in August. New cervical cancer vaccine, Cervarix, recorded sales of £125 million for the year, following several tender wins, including national government orders in the UK and the Netherlands.
Other strong pharmaceutical sales performers were newer products such as Avodart (+27% to £399 million), Boniva (+34% to £237 million), Arixtra (+53% to £170 million) and Coreg CR (+73% to £165 million).
Avandia product sales declined 40% during the year to £805 million, with US sales falling 49% to £434 million and European sales down 22% to £198 million. In Emerging Markets, Avandia product sales returned to growth in the second half of the year (Q4 sales +12%).
Lamictal sales fell 22% to £926 million, following the introduction of generic competition to the product in the USA in July. US sales of Lamictal fell 68% to £119 million in the fourth quarter. Sales of Coreg IR (-93% to £38 million) and Wellbutrin XL (-43% to £283 million) also fell due to generic competition in the US market. Sales of flu anti-viral Relenza fell 80% to £57 million, reflecting fewer government orders for stockpiling.
Total Consumer Healthcare sales for the year rose 3% to £4 billion. This compares to growth of 14% in 2007, which benefited from launch stocking of new anti-obesity treatment alli (sales of alli in 2008 were £75 million, down 53%). Excluding sales of alli, Consumer Healthcare sales rose 5% this year (versus 9% in 2007).
Sales of Oral healthcare products rose 6% to £1.2 billion, with strong performances from Sensodyne (+12% to £363 million) and Aquafresh (+3% to £452 million). Within Nutritionals, Horlicks sales rose 13% to £204 million, Lucozade sales rose 7% to £382 million and Ribena sales were flat at £161 million, although sales of Lucozade and Ribena in the second half of the year declined slightly, largely as a result of poor weather in the UK and a reduction in the impulse segment. OTC product sales declined 2% to £1.9 billion for the year, with sales of smoking cessation products down 12% to £299 million. Panadol sales grew 12% to £324 million.

Issued: Thursday, 5th February 2009, London, U.K.	7

PRESS RELEASE
Operating profit and earnings per share commentary — full year 2008
Results before major restructuring
Operating profit before major restructuring of £8,259 million for the year decreased by 10% in CER terms compared with 2007. Legal costs of £611 million (2007: £255 million) included the £278 million charge related to the Colorado investigation announced in January. Excluding legal costs, operating profit decreased by 6%, which was greater than the turnover decline of 3%, primarily due to higher cost of sales as a percentage of turnover.
Cost of sales increased to 23.7% of turnover (2007: 22.9%), principally reflecting the impact of generic competition to higher margin products in the USA, lower Avandia sales and a higher proportion of sales generated from vaccines, Consumer Healthcare, and brands sold in Emerging Markets, partly offset by savings from the operational excellence restructuring programme. In 2009, a similar trend is expected due to product mix changes and cost of sales as a percentage of turnover is expected to be around 24-25%.
SG&A costs, including legal charges, were 30.2% of turnover (2007: 30.0%). Excluding legal costs, SG&A as a percentage of turnover fell 1.2 percentage points to 27.7% (2007: 28.9%), reflecting the benefits of the operational excellence restructuring programme and currency movements. Excluding legal costs the 2009 SG&A margin is expected to be slightly higher than in 2008 as restructuring savings are more than off-set by increased marketing investments to support the strategic priorities and higher pension costs.
R&D expenditure was 14.4% of turnover (2007: 14.3%) and is expected to be around this level as a percentage of turnover in 2009.
Other operating income of £541 million included strong growth in royalty income to £307 million (2007: £216 million). Other operating income is expected to be slightly higher in 2009.
In the year, gains from asset disposals and settlements were £293 million (2007: £213 million), costs for legal matters were £611 million (2007: £255 million), fair value movements on financial instruments resulted in a charge of £10 million (2007: income of £41 million) and charges relating to previous restructuring programmes were £20 million (2007: £92 million). The impact of these items on operating profit before major restructuring was a £348 million charge in 2008 (2007: £93 million).
EPS before major restructuring of 104.7p decreased 9% in CER terms (a 6% increase in sterling terms) compared with last year. The favourable currency impact of 15 percentage points reflected a weakening of sterling against major currencies.
Total results after restructuring
Operating profit after restructuring for 2008 was £7,141 million, a decline of 6% in sterling terms and 20% CER compared with last year. This included £1,118 million (2007: £338 million) of restructuring charges related to the current operational excellence programme and restructuring following the Reliant Pharmaceuticals acquisition. In 2008, £639 million was charged to cost of sales, £304 million to SG&A and £175 million to R&D. EPS after restructuring of 88.6p decreased 6% in sterling terms (-21% in CER terms) compared with last year.
Operating profit and earnings per share commentary — Q4 2008
Operating profit before major restructuring for Q4 2008 was £2,106 million, down 21% compared with Q4 2007. The results were adversely impacted by the increased legal charge related to the Colorado investigation. Excluding this charge, EPS before major restructuring was 31.4p, a decrease of 9%.
Total EPS after restructuring for the quarter was 19.3p, down 40%, reflecting the higher legal charges and significantly higher restructuring costs compared with Q4 2007.

Issued: Thursday, 5th February 2009, London, U.K.	8

PRESS RELEASE
Cash flow
Net cash inflow from operating activities for the year was £7,311 million, up 19% in sterling terms. This was used to fund net interest paid of £410 million, capital expenditure on property, plant and equipment and intangible assets of £2,069 million, and acquisitions of £454 million. In addition, dividends paid to shareholders totalled £2,929 million (up 5% compared with 2007) and share repurchases amounted to £3,706 million. These, together with issuances of $9 billion under the US shelf registration statement and £700 million under the EMTN programme in the year, only partly offset by the repayment on maturity of existing debt, contributed to the increased cash position at 31st December 2008.
Net debt
Net debt increased by £4.1 billion during the year to £10.2 billion at 31st December 2008, comprising gross debt of £16.2 billion and cash and liquid investments of £6 billion.
The Group is well placed financially having completed its debt financing programme earlier in 2008. At 31st December 2008, GSK had short-term borrowings (including overdrafts) repayable within 12 months of only £1 billion with a further £0.7 billion repayable in the subsequent year.
Dividends
The Board has declared a fourth interim dividend of 17 pence per share resulting in a dividend for the year of 57 pence, a four pence increase over the dividend of 53 pence per share for 2007. The equivalent interim dividend receivable by ADR holders is 49.4564 cents per ADS based on an exchange rate of £1/$1.4546. The ex-dividend date will be 11th February 2009, with a record date of 13th February 2009 and a payment date of 9th April 2009.
Currency impact
The 2008 results are based on average exchange rates, principally £1/$1.85, £1/€1.26 and £1/Yen 192. The year end exchange rates were £1/$1.44, £1/€1.04 and £1/Yen 131. If exchange rates were to hold at these year end levels for the rest of 2009, the estimated positive impact on 2009 sterling EPS growth before major restructuring would be around 25 percentage points.

Issued: Thursday, 5th February 2009, London, U.K.	9

PRESS RELEASE
GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Alice Hunt	(020) 8047 5502
		David Outhwaite	(020) 8047 5502
		Stephen Rea	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Sarah Alspach	(215) 751 7709

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jen Hill	(215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the new Operational Excellence programme, which commenced in October 2007 and the acquisition of Reliant Pharmaceuticals in December 2007. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, Entereg, a trademark of Adolor Corporation in the USA and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group. The percentage of FDA approvals includes Entereg, the NDA of which is owned by and was filed by our partner Adolor Corporation. GSK co-markets the product with Adolor.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2007.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Issued: Thursday, 5th February 2009, London, U.K.	10

PRESS RELEASE
Income statement
Year ended 31st December 2008

							Results
	Results						before major
	before major			Major			restructuring		Major	Total
	restructuring			restructuring	Total		2007		restructuring	2007
	2008		Growth	2008	2008		(restated)		2007	(restated)
	£m		CER%	£m	£m		£m		£m	£m
Turnover:
Pharmaceuticals	20,381		(3)		20,381		19,163			19,163
Consumer Healthcare	3,971		3		3,971		3,553			3,553

TURNOVER	24,352		(3)		24,352		22,716			22,716

Cost of sales	(5,776)		4	(639)	(6,415)		(5,206)		(111)	(5,317)

Gross profit	18,576		(4)	(639)	17,937		17,510		(111)	17,399

Selling, general and administration	(7,352)		—	(304)	(7,656)		(6,817)		(137)	(6,954)
Research and development	(3,506)		2	(175)	(3,681)		(3,237)		(90)	(3,327)
Other operating income	541				541		475			475

Operating profit:
Pharmaceuticals	7,427		(11)	(1,096)	6,331		7,211		(334)	6,877
Consumer Healthcare	832		—	(22)	810		720		(4)	716

OPERATING PROFIT	8,259		(10)	(1,118)	7,141		7,931		(338)	7,593

Finance income	313				313		262			262
Finance expense	(838)			(5)	(843)		(453)			(453)
Share of after tax profits of associates and joint ventures	48				48		50			50

PROFIT BEFORE TAXATION	7,782		(14)	(1,123)	6,659		7,790		(338)	7,452

Taxation	(2,231)			284	(1,947)		(2,219)		77	(2,142)
Tax rate %	28.7%				29.2%		28.5%			28.7%

PROFIT AFTER TAXATION FOR THE PERIOD	5,551		(14)	(839)	4,712		5,571		(261)	5,310

Profit attributable to minority interests	110				110		96		—	96
Profit attributable to shareholders	5,441			(839)	4,602		5,475		(261)	5,214

	5,551			(839)	4,712		5,571		(261)	5,310

EARNINGS PER SHARE	104.7	p	(9)		88.6	p	99.1	p		94.4	p

Diluted earnings per share	104.1	p			88.1	p	98.3	p		93.7	p

Issued: Thursday, 5th February 2009, London, U.K.	11

PRESS RELEASE
Pharmaceuticals turnover
Year ended 31st December 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	5,817	5	2,720	6	1,982	2	1,115	9
Seretide/Advair	4,137	8	2,161	6	1,416	4	560	29
Flixotide/Flovent	677	(2)	317	3	175	(4)	185	(9)
Serevent	263	(12)	72	(9)	136	(9)	55	(23)
Veramyst	72	>100	56	>100	11	—	5	>100
Flixonase/Flonase	186	(15)	52	(29)	52	(6)	82	(8)

Anti-virals	3,206	(4)	1,600	(1)	850	(12)	756	(1)
HIV	1,513	(5)	640	(7)	636	(6)	237	4
Epzicom/Kivexa	442	23	178	15	209	25	55	48
Combivir	433	(14)	180	(14)	166	(19)	87	1
Trizivir	212	(18)	106	(18)	92	(18)	14	(20)
Agenerase, Lexiva	160	2	83	(1)	61	—	16	40
Epivir	139	(20)	47	(19)	58	(22)	34	(18)
Ziagen	106	(11)	45	(9)	36	(11)	25	(14)

Valtrex	1,195	16	870	20	144	9	181	4

Zeffix	188	—	15	8	27	—	146	(1)
Relenza	57	(80)	20	(86)	6	(92)	31	(49)

Central nervous system	2,897	(21)	1,815	(29)	565	(1)	517	(3)
Lamictal	926	(22)	711	(26)	147	(8)	68	2
Imigran/Imitrex	687	(8)	550	(9)	96	(3)	41	(8)
Seroxat/Paxil	514	(19)	79	(49)	115	(14)	320	(7)
Wellbutrin	342	(40)	310	(44)	18	>100	14	8
Requip	266	(31)	102	(60)	133	29	31	65
Requip XL	43	—	9	—	34	—	—	—
Treximet	25	—	25	—	—	—	—	—

Cardiovascular and urogenital	1,847	8	1,107	6	512	10	228	15
Avodart	399	27	242	27	118	21	39	48
Lovaza	290	>100	289	>100	—	—	1	—
Coreg	203	(68)	200	(68)	—	—	3	(67)
Coreg CR	165	73	163	72	—	—	2	—
Coreg IR	38	(93)	37	(93)	—	—	1	(83)
Fraxiparine	226	7	—	—	178	—	48	36
Arixtra	170	53	88	49	71	56	11	67
Vesicare	71	32	71	32	—	—	—	—
Levitra	60	12	57	11	3	—	—	—

Metabolic	1,191	(28)	590	(39)	294	(11)	307	(14)
Avandia products	805	(40)	434	(49)	198	(22)	173	(25)
Avandia	512	(46)	299	(53)	82	(33)	131	(30)
Avandamet	256	(21)	109	(32)	111	(13)	36	—
Bonviva/Boniva	237	34	156	25	74	48	7	>100

Anti-bacterials	1,429	(2)	174	(17)	635	(6)	620	7
Augmentin	587	—	49	(31)	272	—	266	11
Altabax	16	36	15	27	1	—	—	—

Oncology and emesis	496	(6)	243	(17)	169	9	84	9
Hycamtin	140	7	81	7	49	5	10	11
Zofran	110	(51)	3	(97)	63	(21)	44	(17)
Tykerb	102	80	47	22	42	>100	13	>100

Vaccines	2,539	15	629	(7)	1,155	28	755	21
Hepatitis	665	14	275	28	263	—	127	16
Infanrix/Pediarix	682	12	212	1	377	21	93	11
Fluarix, FluLaval	215	11	85	(20)	78	63	52	37
Flu-prepandemic	66	(55)	1	(99)	64	25	1	—
Cervarix	125	>100	—	—	104	>100	21	>100
Rotarix	167	71	21	—	43	61	103	46
Boostrix	70	(5)	35	(20)	26	21	9	14

Other	959	(3)	16	(78)	321	14	622	(1)

	20,381	(3)	8,894	(11)	6,483	3	5,004	5

Pharmaceutical turnover includes co-promotion income.

Issued: Thursday, 5th February 2009, London, U.K.	12

PRESS RELEASE
Regional pharmaceuticals turnover

	2008
	£m	CER%
USA	8,894	(11)
Europe	6,483	3
Rest of World	5,004	5
Asia Pacific/Japan	1,918	(1)
Emerging Markets	2,290	12

	20,381	(3)

Consumer Healthcare turnover
Year ended 31st December 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	1,935	(2)	630	(18)	607	4	698	14
Panadol franchise	324	12	—	—	79	6	245	14
Smoking cessation products	299	(12)	213	(11)	60	(23)	26	5
Tums	91	(5)	78	(6)	1	—	12	10
Cold sore franchise	89	3	41	—	38	6	10	—
Breathe Right	81	17	48	(6)	20	>100	13	71
alli	75	(53)	71	(57)	—	—	4	>100

Oral healthcare	1,240	6	222	2	691	6	327	10
Aquafresh franchise	452	3	84	(3)	275	2	93	10
Sensodyne franchise	363	12	68	13	175	11	120	14
Dental healthcare	271	8	63	—	110	13	98	8

Nutritional healthcare	796	8	—	—	481	2	315	18
Lucozade	382	7	—	—	336	5	46	27
Horlicks	204	13	—	—	22	(12)	182	17
Ribena	161	—	—	—	121	(2)	40	9

	3,971	3	852	(14)	1,779	4	1,340	14

Issued: Thursday, 5th February 2009, London, U.K.	13

PRESS RELEASE
GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed approved in the last quarterly update and are no longer included in the table: Treximet, Volibris, ReQuip XL, Tykerb refractory breast cancer, Avodart co-prescription with tamsulosin, Promacta short-term ITP, Seretide/Advair COPD exacerbation, Entereg, Rotarix, Kinrix.

Biopharmaceuticals		USA	EU	News update in the quarter
mepolizumab	HES	Ph III	Filed	US filing strategy under review.
Sept 2008
ofatumumab	CLL	Filed Jan 2009	Ph III	Filed in USA for refractory CLL on 30th Jan 2009 Phase III front-line CLL study started in Jan 2009.
	NHL	Ph III	Ph III
	RA	Ph III	Ph III
belimumab	Lupus	Ph III	Ph III
otelixizumab	Type 1 diabetes	Ph III	Ph III
Syncria	Type 2 diabetes	Ph II/III	Ph II/III	Phase III studies to start in Q1 2009.

Cardiovascular & Metabolic		USA	EU	News update in the quarter
Arixtra	Acute Coronary Syndromes	Filed	Approved Aug 2007
Avandamet XR	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Avandia + statin	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Coreg CR + ACEi	Hypertension	n/a	n/a	Development terminated.
darapladib	Atherosclerosis	Ph III	Ph III	Phase III STABILITY study started Dec 2008.

Neurosciences		USA	EU	News update in the quarter
Lamictal XR	Epilepsy	Filed	n/a
Lunivia	Sleep disorders	n/a	Filed	CHMP Positive Opinion 24th Oct 2008. Sepracor appealed NAS rejection.
Solzira	RLS	Filed	Ph III	Refiled with FDA on 9th Jan 2009.
almorexant	Primary insomnia	Ph III	Ph III
retigabine	Epilepsy	Ph III	Ph III
rosiglitazone XR	Alzheimer’s disease	Ph III	Ph III

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Chronic ITP	Approved Nov 2008	Filed Dec 2008	Approved for chronic use in USA 20th Nov 2008. Filed in EU 5th Dec 2008. Long term RAISE study data presented at ASH in Dec 2008.
	Hepatitis C / CLD	Ph III	Ph III
Avodart	Prostate cancer prevention	Ph III	Ph III
	Duodart (fixed dose	Ph III	Filed	Filed in EU 15th Dec 2008.
	combination with		Dec 2008
tamsulosin)
Rezonic/Zunrisa	CINV/PONV	Filed	Filed	Additional data supplied to FDA.
		May 2008	July 2008

Issued: Thursday, 5th February 2009, London, U.K.	14

PRESS RELEASE

Oncology /contd.		USA	EU	News update in the quarter
pazopanib	Renal cell cancer	Filed	Ph III	Filed in USA 22nd Dec 2008.
Dec 2008
	Sarcoma	Ph III	Ph III
elesclomol	Metastatic melanoma	Ph III	Ph III
pazopanib + Tykerb	Inflammatory breast cancer	Ph III	Ph III	Data presented at San Antonio in Dec 2008 from VEG 20007.
Tykerb	First-line / Adjuvant breast cancer	Ph III	Ph III	30008 study data presented at San Antonio in Dec 2008.
	Head & neck cancer	Ph III	Ph III
	Gastric Cancer	Ph III	Ph III

Vaccines		USA	EU	News update in the quarter
Cervarix	HPV prophylaxis	Filed	Approved
Sep 2007
Prepandrix	H5N1 pandemic influenza	Ph III	Approved
	prophylaxis		May 2008
Synflorix	S pneumoniae and NTHi prophylaxis	Ph III	Filed	CHMP Positive Opinion 22nd Jan 2009. US filing strategy under review.
MAGE-A3	NSCLC	Ph III	Ph III
HibMenCY-TT	MenCY and Hib prophylaxis	Ph III	n/a
MenACWY	MenACWY prophylaxis	Ph III	Ph III
New generation flu	Influenza prophylaxis	Ph III	Ph III
Simplirix	Genital herpes prophylaxis	Ph III	Ph III

Issued: Thursday, 5th February 2009, London, U.K.	15

PRESS RELEASE
Income statement
Three months ended 31st December 2008

							Results
	Results						before major
	before major			Major			restructuring		Major	Total
	restructuring			restructuring	Total		Q4 2007		restructuring	Q4 2007
	Q4 2008		Growth	Q4 2008	Q4 2008		(restated)		Q4 2007	(restated)
	£m		CER%	£m	£m		£m		£m	£m
Turnover:
Pharmaceuticals	5,803		(4)		5,803		5,027			5,027
Consumer Healthcare	1,107		2		1,107		947			947

TURNOVER	6,910		(3)		6,910		5,974			5,974

Cost of sales	(1,642)		(2)	(311)	(1,953)		(1,528)		(111)	(1,639)

Gross profit	5,268		(4)	(311)	4,957		4,446		(111)	4,335

Selling, general and administration	(2,205)		(14)	(91)	(2,296)		(1,686)		(137)	(1,823)
Research and development	(1,090)		(1)	(122)	(1,212)		(953)		(90)	(1,043)
Other operating income	133				133		119			119

Operating profit:
Pharmaceuticals	1,818		(25)	(515)	1,303		1,707		(334)	1,373
Consumer Healthcare	288		9	(9)	279		219		(4)	215

OPERATING PROFIT	2,106		(21)	(524)	1,582		1,926		(338)	1,588

Finance income	37				37		52			52
Finance expense	(238)			(3)	(241)		(119)			(119)
Share of after tax profits of associates and joint ventures	18				18		10			10

PROFIT BEFORE TAXATION	1,923		(28)	(527)	1,396		1,869		(338)	1,531

Taxation	(532)			153	(379)		(532)		77	(455)
Tax rate %	27.7%				27.1%		28.5%			29.7%

PROFIT AFTER TAXATION FOR THE PERIOD	1,391		(27)	(374)	1,017		1,337		(261)	1,076

Profit attributable to minority interests	35				35		19		—	19
Profit attributable to shareholders	1,356			(374)	982		1,318		(261)	1,057

	1,391			(374)	1,017		1,337		(261)	1,076

EARNINGS PER SHARE	26.7	p	(23)		19.3	p	24.4	p		19.6	p

Diluted earnings per share	26.6	p			19.2	p	24.2	p		19.4	p

Issued: Thursday, 5th February 2009, London, U.K.	16

PRESS RELEASE
Pharmaceuticals turnover
Three months ended 31st December 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,731	7	852	9	550	3	329	7
Seretide/Advair	1,237	8	674	6	392	5	171	30
Flixotide/Flovent	208	(1)	103	2	50	2	55	(10)
Serevent	70	(18)	22	(5)	33	(17)	15	(35)
Veramyst	25	>100	18	75	6	—	1	—
Flixonase/Flonase	42	9	8	>100	12	(17)	22	(5)

Anti-virals	924	(4)	500	3	224	(6)	200	(14)
HIV	417	(3)	193	(1)	165	(10)	59	8
Epzicom/Kivexa	129	20	55	19	57	16	17	40
Combivir	114	(13)	53	(4)	42	(18)	19	(21)
Trizivir	59	(14)	32	(11)	22	(24)	5	33
Agenerase, Lexiva	47	6	26	11	15	(7)	6	33
Epivir	36	(22)	14	(15)	15	(20)	7	(33)
Ziagen	28	(18)	14	(9)	9	(11)	5	(38)

Valtrex	366	16	279	24	38	3	49	(9)

Zeffix	53	2	4	33	7	(17)	42	3
Relenza	13	(85)	5	(93)	5	25	3	(90)

Central nervous system	665	(43)	353	(61)	151	—	161	(2)
Lamictal	177	(57)	119	(68)	39	(8)	19	—
Imigran/Imitrex	161	(34)	123	(40)	25	(4)	13	(20)
Seroxat/Paxil	154	(21)	19	(67)	29	(10)	106	(2)
Wellbutrin	66	(63)	56	(69)	6	>100	4	—
Requip	58	(53)	11	(92)	38	28	9	33
Requip XL	20	—	5	—	15	—	—	—
Treximet	13	—	13	—	—	—	—	—

Cardiovascular and urogenital	548	51	344	>100	137	5	67	15
Avodart	120	19	75	22	33	12	12	22
Lovaza	98	>100	98	>100	—	—	—	—
Coreg	61	>100	60	>100	—	—	1	—
Coreg CR	50	21	49	18	—	—	1	100
Coreg IR	11	>100	11	>100	—	—	—	—
Fraxiparine	58	(2)	—	—	44	(10)	14	30
Arixtra	55	59	31	63	21	64	3	—
Vesicare	23	36	23	36	—	—	—	—
Levitra	17	18	16	9	1	(100)	—	>100

Metabolic	345	(11)	182	(13)	76	(16)	87	(3)
Avandia products	229	(17)	132	(21)	47	(27)	50	4
Avandia	147	(24)	89	(29)	20	(25)	38	(8)
Avandamet	70	(8)	34	—	26	(29)	10	57
Bonviva/Boniva	76	23	51	8	23	33	2	>100

Anti-bacterials	397	(7)	50	(23)	179	(9)	168	1
Augmentin	159	(5)	15	(13)	74	(6)	70	(2)
Altabax	5	—	5	—	—	—	—	—

Oncology and emesis	138	12	64	11	50	16	24	6
Hycamtin	41	10	25	18	14	—	2	—
Zofran	17	(41)	(10)	(57)	16	(18)	11	(17)
Tykerb	35	58	14	(8)	17	>100	4	>100

Vaccines	796	8	178	(31)	356	23	262	32
Hepatitis	185	5	74	6	74	—	37	17
Infanrix/Pediarix	194	19	56	—	113	36	25	—
Fluarix, FluLaval	66	12	22	(27)	21	89	23	22
Flu-prepandemic	17	(86)	1	(99)	15	(68)	1	—
Cervarix	55	>100	—	—	45	>100	10	—
Rotarix	66	59	17	—	13	57	36	9
Boostrix	17	—	8	—	7	20	2	(50)

Other	259	(11)	3	(94)	103	23	153	(10)

	5,803	(4)	2,526	(13)	1,826	4	1,451	3

Pharmaceutical turnover includes co-promotion income.

Issued: Thursday, 5th February 2009, London, U.K.	17

PRESS RELEASE
Regional pharmaceuticals turnover

	Q4 2008
	£m	CER%
USA	2,526	(13)
Europe	1,826	4
Rest of World	1,451	3
Asia Pacific/Japan	570	(7)
Emerging Markets	677	17

	5,803	(4)

Consumer Healthcare turnover
Three months ended 31st December 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	579	(1)	207	(16)	187	4	185	14
Panadol franchise	84	10	—	—	23	5	61	13
Smoking cessation products	93	(10)	68	(13)	18	(6)	7	—
Tums	27	—	23	(5)	1	—	3	—
Cold sore franchise	28	(8)	15	(8)	11	—	2	(33)
Breathe Right	27	28	16	8	6	33	5	>100
alli	30	(35)	28	(44)	—	—	2	>100

Oral healthcare	343	7	68	8	189	4	86	10
Aquafresh franchise	122	2	26	—	73	—	23	10
Sensodyne franchise	100	13	21	13	48	8	31	22
Dental healthcare	77	9	19	7	32	17	26	—

Nutritional healthcare	185	1	—	—	110	(5)	75	14
Lucozade	89	(1)	—	—	76	(4)	13	22
Horlicks	47	10	—	—	6	(14)	41	15
Ribena	37	(3)	—	—	27	(4)	10	—

	1,107	2	275	(11)	486	2	346	13

Issued: Thursday, 5th February 2009, London, U.K.	18

PRESS RELEASE
Balance sheet

	31st December	31st December
	2008	2007
	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,678	7,821
Goodwill	2,101	1,370
Other intangible assets	5,869	4,456
Investments in associates and joint ventures	552	329
Other investments	478	517
Deferred tax assets	2,760	2,196
Derivative financial instruments	107	1
Other non-current assets	579	687

Total non-current assets	22,124	17,377

Current assets
Inventories	4,056	3,062
Current tax recoverable	76	58
Trade and other receivables	6,265	5,495
Derivative financial instruments	856	475
Liquid investments	391	1,153
Cash and cash equivalents	5,623	3,379
Assets held for sale	2	4

Total current assets	17,269	13,626

TOTAL ASSETS	39,393	31,003

LIABILITIES
Current liabilities
Short-term borrowings	(956)	(3,504)
Trade and other payables	(6,075)	(4,861)
Derivative financial instruments	(752)	(262)
Current tax payable	(780)	(826)
Short-term provisions	(1,454)	(892)

Total current liabilities	(10,017)	(10,345)

Non-current liabilities
Long-term borrowings	(15,231)	(7,067)
Deferred tax liabilities	(714)	(887)
Pensions and other post-employment benefits	(3,039)	(1,383)
Other provisions	(1,645)	(1,035)
Derivative financial instruments	(2)	(8)
Other non-current liabilities	(427)	(368)

Total non-current liabilities	(21,058)	(10,748)

TOTAL LIABILITIES	(31,075)	(21,093)

NET ASSETS	8,318	9,910

EQUITY
Share capital	1,415	1,503
Share premium account	1,326	1,266
Retained earnings	4,622	6,475
Other reserves	568	359

Shareholders’ equity	7,931	9,603

Minority interests	387	307

TOTAL EQUITY	8,318	9,910

Issued: Thursday, 5th February 2009, London, U.K.	19

PRESS RELEASE
Cash flow statement
Year ended 31st December 2008

	2008	2007
	£m	£m

Profit after tax	4,712	5,310
Tax on profits	1,947	2,142
Share of after tax profits of associates and joint ventures	(48)	(50)
Net finance expense	530	191
Depreciation and other non-cash items	1,543	1,333
Decrease/(increase) in working capital	69	(538)
Increase/(decrease) in other net liabilities	408	(308)

Cash generated from operations	9,161	8,080

Taxation paid	(1,850)	(1,919)

Net cash inflow from operating activities	7,311	6,161

Cash flow from investing activities
Purchase of property, plant and equipment	(1,437)	(1,516)
Proceeds from sale of property, plant and equipment	20	35
Purchase of intangible assets	(632)	(627)
Proceeds from sale of intangible assets	171	9
Purchase of equity investments	(87)	(186)
Proceeds from sale of equity investments	24	45
Purchase of businesses, net of cash acquired	(454)	(1,027)
Investment in associates and joint ventures	(9)	(1)
Interest received	320	247
Dividends from associates and joint ventures	12	12

Net cash outflow from investing activities	(2,072)	(3,009)

Cash flow from financing activities
Decrease/(increase) in liquid investments	905	(39)
Proceeds from own shares for employee share options	9	116
Shares acquired by ESOP Trusts	(19)	(26)
Issue of share capital	62	417
Purchase of own shares for cancellation	(3,706)	(213)
Purchase of Treasury shares	—	(3,538)
Increase in long-term loans	5,523	3,483
Repayment of long-term loans	—	(207)
Net (repayment of)/increase in short-term loans	(3,059)	1,632
Net repayment of obligations under finance leases	(48)	(39)
Interest paid	(730)	(378)
Dividends paid to shareholders	(2,929)	(2,793)
Dividends paid to minority interests	(79)	(77)
Other financing cash flows	(20)	(79)

Net cash outflow from financing activities	(4,091)	(1,741)

Increase in cash and bank overdrafts in the year	1,148	1,411

Exchange adjustments	1,103	48
Cash and bank overdrafts at beginning of year	3,221	1,762

Cash and bank overdrafts at end of year	5,472	3,221

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	5,623	3,379
Overdrafts	(151)	(158)

	5,472	3,221

Issued: Thursday, 5th February 2009, London, U.K.	20

PRESS RELEASE
Statement of recognised income and expense

	2008	2007
	£m	£m
Exchange movements on overseas net assets	1,061	411
Tax on exchange movements	15	21
Fair value movements on available-for-sale investments	(81)	(99)
Deferred tax on fair value movements on available-for-sale investments	8	19
Actuarial (losses)/gains on defined benefit plans	(1,370)	671
Deferred tax on actuarial movements in defined benefit plans	441	(195)
Fair value movements on cash flow hedges	6	(6)
Deferred tax on fair value movements on cash flow hedges	(3)	2

Net gains recognised directly in equity	77	824

Profit for the year	4,712	5,310

Total recognised income and expense for the year	4,789	6,134

Total recognised income and expense for the year attributable to:
Shareholders	4,630	6,012
Minority interests	159	122

	4,789	6,134

Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceeding’ note in the Annual Report 2007.
At 31st December 2008, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 23) was £1.9 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the Annual Report 2007 (as previously updated by the legal matters section of the Results Announcements for Q1, Q2 and Q3 2008) are as follows:
In March 2008, the Group initiated an infringement action in the Court of The Hague against a number of internet pharmacy organisations together with Cipla Limited, for infringement of its Dutch combination patent relating to Seretide. The action was heard on 24th October 2008. In a decision dated 26th November 2008, the Court did not find infringement but indicated that they saw no evidence that brought patent validity into question. In particular, the Court noted that the UK revocation decision of 2004 was out-dated in the sense that it was reached using an interpretation of the law relating to inventive step that was no longer relevant.
The Group is currently involved in several other legal proceedings in which either generic companies are seeking to revoke the Seretide combination patent or the Group is seeking a decision of infringement, including actions pending in Germany and in Ireland.

Issued: Thursday, 5th February 2009, London, U.K.	21

PRESS RELEASE
With respect to the Group’s ongoing action against Teva Pharmaceuticals pending in the US District Court for the District of Delaware relating to infringement and invalidity of the Group’s combination patent on Combivir which expires in 2012, the Group has received an additional certification in October 2008 alleging that the Group’s patent covering a crystal form of lamivudine, one of the active ingredients in Combivir, which expires in 2016 was invalid or not infringed. After reviewing information received from Teva regarding its product, the Group did not bring suit under this crystal form patent.
With respect to the Group’s ongoing action in the US District Court for the Eastern District of Pennsylvania against United Research Laboratories, Inc./Mutual Pharmaceuticals, Inc. over two of its patents for Coreg CR, the Group filed a motion to dismiss the action on 28th October 2008, and gave Mutual a covenant not-to-sue under the patents. Coreg CR has data exclusivity that precludes the final approval of a generic version until April 2010.
The Group announced on 29th January 2009 that it has recorded a legal charge in the fourth quarter of 2008 of $400 million (£278 million) relating to an ongoing investigation initiated by the US Attorney’s Office in Colorado into the Group’s US marketing and promotional practices for several products for the period 1997 to 2004. This charge is in addition to legal charges for other matters to be taken in the fourth quarter. This decision reflects the current status of the investigation, and is based upon the company’s most recent evaluation of the matter. GSK is co-operating fully with the investigation. The ultimate liability related to the investigation may vary from the amount provided as it is dependent upon the outcome of the investigatory process and potential litigation.
Developments with respect to tax matters are described in ‘Taxation’ on page 23.

Issued: Thursday, 5th February 2009, London, U.K.	22

PRESS RELEASE
Taxation
The charge for taxation on profit before major restructuring charges, amounting to £2,231 million, and represents an effective tax rate of 28.7% (2007: 28.5%). The charge for taxation on total profits amounted to £1,947 million and represented an effective tax rate of 29.2% (2007: 28.7%). The Group’s balance sheet at 31st December 2008 included a tax payable liability of £780 million and a tax recoverable asset of £76 million.
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2007. There have been no material changes to tax matters since the publication of the Results Announcement for Q3 2008.
GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage all of its tax affairs to a satisfactory conclusion and continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Dividends

	Paid/	Pence per
	payable	share	£m
2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	679
Third interim	8th January 2009	14	730
Fourth interim	9th April 2009	17	860

		57	2,952

2007
First interim	12th July 2007	12	670
Second interim	11th October 2007	12	667
Third interim	10th January 2008	13	708
Fourth interim	10th April 2008	16	859

		53	2,904

Issued: Thursday, 5th February 2009, London, U.K.	23

PRESS RELEASE
Net assets
The book value of net assets decreased by £1,592 million from £9,910 million at 31st December 2007 to £8,318 million at 31st December 2008. This reflects an increase in net debt arising from the funding of the share buy-back programme and dividend payments, together with an increase in the pension deficit. The increase in the pension deficit arose predominantly from actuarial losses of approximately £2,440 million on assets and a negative net exchange impact of approximately £210 million. This was partially offset by actuarial gains of approximately £1,010 million principally from a decrease in the estimated long-term UK inflation rate and an increase in the rate used to discount UK pension liabilities from 5.75% to 6.20%. At 31st December 2008, the net deficit on the Group’s pension plans was £1,697 million compared with a net deficit at 31st December 2007 of £156 million.
The carrying value of investments in associates and joint ventures at 31st December 2008 was £552 million, with a market value of £1,405 million.
At 31st December 2008, the ESOP Trusts held 129 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,445 million has been deducted from other reserves. The market value of these shares was £1,657 million.
GSK purchased £3,706 million of shares for cancellation in 2008. At 31st December, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.
Reconciliation of movements in equity

	2008	2007
	£m	£m
Total equity at beginning of year	9,910	9,648
Total recognised income and expense for the year	4,789	6,134
Dividends to shareholders	(2,929)	(2,793)
Shares issued	62	417
Shares purchased and held as Treasury shares	—	(3,537)
Shares purchased for cancellation	(3,706)	(213)
Consideration received for shares transferred by ESOP Trusts	10	116
Shares acquired by ESOP Trusts	(19)	(26)
Share-based incentive plans	281	237
Tax on share-based incentive plans	(1)	4
Distributions to minority shareholders	(79)	(77)

Total equity at end of year	8,318	9,910

Reconciliation of cash flow to movements in net debt

	2008	2007
	£m	£m
Net debt at beginning of the year	(6,039)	(2,450)

Increase in cash and bank overdrafts	1,148	1,411
Cash (inflow)/outflow from liquid investments	(905)	39
Net increase in long-term loans	(5,523)	(3,276)
Net repayment of short-term loans	3,059	(1,632)
Net repayment of obligations under finance leases	48	39
Exchange adjustments	(1,918)	(88)
Other non-cash movements	(43)	(82)

Increase in net debt	(4,134)	(3,589)

Net debt at end of the year	(10,173)	(6,039)

Issued: Thursday, 5th February 2009, London, U.K.	24

PRESS RELEASE
Business acquisitions and disposals
On 14th October 2008, the Group acquired the Egyptian mature products business of Bristol Myers Squibb (BMS) including 20 branded products that occupy leading market positions in four therapeutic disease areas in Egypt, including Duricef (antibiotic), Capozide and Capoten (ACE inhibitors), Theragran-H (iron supplement) and Kenacomb (topical steroid). The Group also acquired BMS’s high quality manufacturing facility in Giza (Greater Cairo) that will continue to supply the acquired products. The purchase price of £140 million was represented by preliminary valuations of intangible assets of £65 million, goodwill of £52 million and other net assets of £23 million. These are provisional valuations and may be subject to change in the future. As previously reported, on 5th June 2008 the Group also acquired all of the share capital of Sirtris Pharmaceuticals Inc. for £376 million.
Contingent liabilities
There were contingent liabilities at 31st December 2008 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the company’s Annual Report 2007. During 2008 the value of services purchased from Quest Diagnostics was £42 million (2007: £38 million) and the balance payable by GSK for services at 31st December 2008 was £nil (2007: £5 million).
The value of services provided by GSK to the joint venture with Shionogi was £7 million (2007: £2 million) and the balance payable to GSK for these services at 31st December 2008 was £5 million (2007: £2 million).
There were no material transactions with directors.
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2008	2007	Q4 2008	Q4 2007
Average rates:
£/US$	1.85	2.00	1.55	2.03
£/Euro	1.26	1.46	1.17	1.40
£/Yen	192	235	147	229

Period end rates:
£/US$	1.44	1.99	1.44	1.99
£/Euro	1.04	1.36	1.04	1.36
£/Yen	131	222	131	222
During both 2008 and Q4, average and period end Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same periods in 2007.

Issued: Thursday, 5th February 2009, London, U.K.	25

PRESS RELEASE
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the twelve and three months ended 31st December 2008 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the accounting policies set out in the Annual Report 2007.
The income statement, statement of recognised income and expense, and cash flow statement for the year ended 31st December 2008 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2008 on 3rd March 2009.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985. The balance sheet at 31st December 2007 has been derived from the full Group accounts published in the Annual Report 2007, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Comparative information restatement
As reported in the Results Announcement for Q2 2008, the regional reporting structure within the Pharmaceuticals business has been realigned, together with the allocation of entities and expenses between the Pharmaceuticals and Consumer Healthcare businesses. As a result, comparative information has been restated onto a consistent basis and the effect of the restatements on each quarter in 2007 and on Q1 2008 is available on the company’s website. These reallocations have no impact on Group turnover or Group operating profit.

Issued: Thursday, 5th February 2009, London, U.K.	26